December 28, 2009

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Jessica Plowgian, Staff Attorney

Re:	Fabrinet

Form S-1

Filed November 20, 2009

File No. 333-163258

Ladies and Gentlemen:

On behalf of Fabrinet (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 16, 2009, relating to the Company’s Registration Statement on Form S-1 (File No. 333-163258) filed November 20, 2009 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on November 20, 2009). Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to pages of Amendment No. 1.

General

1.

We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range, the size of the offering and the names of the directors who serve on your board committees. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company confirms that it will file a pre-effective amendment to the Registration Statement as soon as practicable that includes the information it is not entitled to omit pursuant to Rule 430A. The Company acknowledges that the Staff may have additional comments after the Company files such amendment.

2.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company advises the Staff that it intends to file all exhibits to the Registration Statement as soon as practicable. The Company acknowledges that the Staff may have additional comments after the Company files such exhibits.

3.	As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company acknowledges the Staff’s comment and confirms that it will furnish such information as soon as practicable.

4.	We note that your first attempt at going public was aborted earlier this year due to market conditions. Tell us what has changed to convince management to go public at this time.

The Company advises the Staff that it withdrew its earlier registration statement on Form S-1 (File No. 333-147191) because of adverse conditions in the U.S. and global capital markets and the global economic financial crisis that occurred in 2008 and the first half of calendar 2009. These conditions materially and adversely impacted customer demand for the Company’s services and, therefore, materially and adversely affected the Company’s business, operating results and financial condition. These conditions also materially and adversely impacted worldwide capital markets and investor demand for securities issued in initial public offerings.

Since the beginning of fiscal 2010, the Company has seen steady improvement in business conditions and customer demand for its services, which has resulted in growth in the Company’s revenues and net income in the first quarter of fiscal 2010. In addition, the Company believes that the capital markets are currently more receptive to newly-issued securities in initial public offerings and that this increased capital markets demand will continue into 2010. Therefore, the Company believes that this is an opportune time to undertake a registered initial public offering.

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

Prospectus Summary, page 1

5.	We note your statements on pages one and 36 that “[w]e believe we are a global leader in providing these services to the optical communications market,” and your statement on page 67 that “[w]e believe that we provide a broader array of process technologies than any other manufacturing service provider to the optics industry.” To the extent that you do not have independent quantitative support (e.g. revenues or number of products) for these statements, please clarify that your beliefs are based solely on your qualitative assessment.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the Company’s beliefs with respect to these statements are based on its experiences with customers and its qualitative assessment of its own capabilities. Please see the revised disclosure on pages 1, 36, 60 and 66.

6.	We note your references to certain customers in your summary and on page 36. For three of these companies, Coherent, Infinera Corporation and Newport Corporation, you do not provide specific quantitative disclosure addressing their significance to you. Indicate the percentage of your revenues each of the identified customers represents or explain why these customers are considered material customers worth highlighting.

As permitted by Item 101(c)(1)(vii) of Regulation S-K, the Company has included the names of Coherent, Infinera Corporation and Newport Corporation in the Registration Statement because the Company believes that such companies represent large and growing end-markets that the Company views as important areas for its future growth and diversification beyond the optical communications end-market. Coherent and Newport Corporation are the only customers for whom the Company exclusively manufactures industrial lasers, and Infinera Corporation is the Company’s only customer that directly provides communications systems to network carriers. The Company does not believe that the loss of any one of these customers, none of which individually represented 10% or more of the Company’s revenues for any fiscal period discussed in the Registration Statement, would have a material adverse effect on the Company and its subsidiaries taken as a whole.

The Company also believes that inclusion of this list of representative customers is not misleading to investors because the Registration Statement includes clear disclosures about the dependence of the Company’s business on only a few customers (please see the risk factor on page 8 that begins “Our sales depend on and may continue to depend on a few customers…” and the disclosure on page 68 under “Customer, Sales and Marketing”). The Company also discloses on pages 48 and 50 that the portion of the Company’s revenues attributable to the optical communications market was 82.8% and 88.7% of total revenues for the first quarter of fiscal 2010 and for fiscal 2009, respectively. Accordingly, the balance of the Company’s revenues for those periods was attributable to the industrial lasers and sensors markets and other sources.

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

Risk Factors, page 9

“Consolidation in the markets we serve could harm our business, financial condition and operating results,” page 14

7.	Please revise this risk factor to indicate how the issues you identify have affected your business to date. For example, disclose any reduction in demand for its services you have experienced as a result of the consolidation of your customers.

In response to the Staff’s comment, the Company has revised this risk factor to explain how the consolidation in the markets the Company serves has affected the Company’s business to date. Please see the revised disclosure on page 14.

“If the products that we manufacture contain defects, we could incur significant correction costs…”, page 15

8.	Please expand your disclosure to address any historical experiences you have had with costs or claims associated with product defects.

The Company advises the Staff that, while the Company believes that repair costs associated with product warranty claims are a risk inherent in the Company’s business, to date, the Company has not experienced any material warranty or repair costs or claims associated with product defects. Accordingly, the Company has not revised its disclosure in this risk factor.

Management’s Discussion and Analysis…, page 36

9.	We note your disclosure on page 24 that you expect your expenses to increase as a result of the requirements associated with being a public company. Revise your management’s discussion and analysis to provide quantified detail regarding what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

The Company advises the Staff that, while the Company expects its legal, accounting and other general and administrative expenses to increase once it is a public company, the Company does not believe it is possible to accurately quantify or reasonably estimate the amount of such expected cost increases. As disclosed in the Registration Statement, many of the Company’s increased legal, accounting and other expenses will relate to costs associated with public company reporting requirements with which the Company has not historically had to comply, including requirements under the Sarbanes-Oxley Act, as well as SEC and NYSE rules. The Company has revised the Registration Statement to include disclosure regarding the Company’s expectation that its selling, general and administrative expenses will be higher in fiscal 2010 as compared to fiscal 2009 as a result of costs associated with being a public company. Please see the revised disclosure on page 39.

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

10.	We note your statement on page 37 that you expect that industrial lasers and sensors will generate an increasing portion of your revenues in the future. In order to provide context for your disclosure, please disclose the portion of your fiscal year 2009 revenues that were attributable to each of these markets and describe in more detail, to the extent possible, the rate at which management expects revenues from these markets to increase. Please also address in this section whether management anticipates that your expansion into other markets outside the optics industry will have a meaningful impact on revenues.

The Company advises the Staff that pages 48 and 50 currently disclose that the portion of the Company’s revenues attributable to the optical communications market was 82.8% and 88.7% of total revenues for the first quarter of fiscal 2010 and for fiscal 2009, respectively. Accordingly, the balance of the Company’s revenues for those periods was attributable to the industrial lasers and sensors markets and other sources.

The Company supplementally advises the Staff that it did not disclose the breakdown of its revenues by end-markets other than optical communications because the Company’s chief executive officer and chief financial officer do not collect and review data, manage or evaluate the Company’s business or make resource allocation decisions based on the segmentation of the optical, electro-mechanical and electronic manufacturing services market into separate end-markets, such as optical, industrial lasers and sensors. In addition, because the Company only has a small number of customers in each of the non-optical communications end-markets, disclosure of revenues attributable to each non-optical communications end-market would effectively result in disclosure of revenues by customer in those end-markets, which would harm the Company’s business, as its customers consider such information to be sensitive and confidential.

Although the Company believes that the portion of its revenues attributable to markets other than optical communications will increase over time, it is not possible to predict the rate of future increases or their ultimate impact on revenues, both of which are dependent on many factors beyond the Company’s control. As disclosed in the Registration Statement, the optical communications components and modules market is expected to grow annually by 12.7% from calendar year 2009 through calendar year 2014, the industrial lasers market (diode and non-diode) is expected to grow annually by 5.5% from calendar year 2009 through calendar year 2013, and the sensors market is expected to grow annually by 11.9% from calendar year 2008 through calendar year 2013. The Company believes that growth rates for its business in each of these end-markets will exceed these industry forecasts for end-market growth but does not have sufficient data to be able to quantify what the growth rates for these end-markets might be. The Company also confirms that it believes continued expansion into these other markets will have a material positive impact on the Company’s revenues.

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

Costs of Revenues, page 38

11.	We note your disclosure on page 10 that you are experiencing and expect to continue to experience strain on your supply chain and periodic supplier problems. Please expand your disclosure on page 39 to quantify, if possible, the impact such shortages might have on your operations. In addition, please revise your results of operations, if applicable, to address any impact such shortages or related problems had on your fiscal year 2009 expenses.

The Company generally experiences supply shortages and other strains on its supply chain in the ordinary course of business for various reasons, including as a result of reduced yields by the Company’s suppliers, timely availability of raw materials to suppliers and fluctuations in customer demand for specific products, all of which present challenges to the Company’s ability to manufacture products for its customers in a timely manner. In addition, these supply chain issues result in various costs in the Company’s business, including underutilization of manufacturing capacity and a corresponding increase in the Company’s per unit manufacturing cost, additional monitoring costs in connection with the Company’s efforts to work with suppliers to resolve their supply issues, and costs associated with locating alternative suppliers, when necessary. However, given the variability in the volume and cost of products the Company manufactures for its customers, the Company is not able to quantify the impact that supply chain issues could have on its business. Nevertheless, the Company believes that any supply chain issues that the Company experienced during fiscal 2009 were not material to its results of operations.

12.	Provide an expanded discussion (quantified, if possible) of any expected increases in expenses, to the extent known. For example, address the selling, general and administrative expenses and costs of revenues associated with your plans to expand into new geographic markets, continue your diversification into the industrial lasers and sensors markets and other markets outside the optics industry, and further develop your customized optics and glass manufacturing (as referenced on page 65). Address how the costs associated with such actions could deplete your available cash, the proceeds of this offering and cash from operations.

The Company supplementally confirms that, other than incremental costs associated with growing its business generally, the Company does not expect to incur material incremental costs (e.g., costs of revenues, selling, general and administrative expenses or otherwise) as a result of (i) expansion into new geographic markets, (ii) continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market, or (iii) further development of its customized optics and glass manufacturing capabilities.

The Company advises the Staff that page 39 includes qualitative disclosures about the principal areas where the Company expects increases in its cost of revenues. To the extent that the Company is successful in increasing its revenues, the Company expects to have a corresponding increase in its cost of revenues because a majority of its cost of revenues is material costs, which are variable costs. In addition,

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

the Company expects that its employee costs will increase to the extent that it must hire additional employees to support its revenue growth and to the extent that wages continue to increase in Thailand and the People’s Republic of China. Aside from these qualitative disclosures, given the various assumptions about the Company’s future revenue, employee costs and currency exchange rates, the Company does not believe it can provide meaningful quantitative forecasts about any expected increases in its cost of revenues.

Contractual Obligations, page 56

13.	Revise your disclosure to include the material terms of your debt obligations, including financial covenants and ratios, events of default and the consequences of default for each agreement. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

In response to the Staff’s comment, the Company has revised the discussion of its contractual obligations in the Registration Statement. Please see the revised disclosure on page 56.

Capital Expenditures, page 57

14.	Explain your unusually high level of capital expenditures in fiscal 2008.

The Company advises the Staff that its high level of capital expenditures in fiscal 2008 was primarily attributable to costs associated with the construction of Building 5 at the Company’s Pinehurst Campus in Thailand. In response to the Staff’s comment, the Company has revised the Registration Statement to include additional disclosure regarding its capital expenditures in fiscal 2008. Please see the revised disclosure on page 56.

Business, page 61

15.	Expand your disclosure to briefly address the development of your business in the last five years, including your corporate structure. See Item 101(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Business section of the Registration Statement to include additional disclosure regarding the development of the Company’s business in the last five years. Please see the revised disclosure on pages 61 and 71.

Compensation Discussion and Analysis, page 80

16.

Throughout your compensation discussion and analysis and as to each compensation element, discuss how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, disclose the factors the

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

compensation committee considered in determining the base salary and bonus paid to each named executive officer. See Item 402(b)(2)(vi) and (vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to discuss how it arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer. Please see the revised disclosure on pages 80-84.

17.	We note your statement on page 81 that you retained an independent compensation consultant to benchmark your executive’s compensation against the levels paid by your competitors. Identify all of the companies that you considered for purposes of benchmarking the named executive officers’ compensation. Discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation. See Item 402 (b)(2)(xiv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to identify all of the companies that it considered for purposes of benchmarking its named executive officers’ compensation and discuss how the Company’s board of directors and chief executive officer used the benchmarking information to determine the levels and amounts of named executive officer compensation. Please see the revised disclosure on pages 80-84.

Long-Term Equity Incentives, page 82

18.	We note your statement that you did not grant any share options to the named executive officers in 2009. However, the summary compensation table on page 83 indicates that Mr. Gil received an option award in 2009. Please clarify this apparent discrepancy. Disclose the factors considered by the committee in its determination of whether or not to award stock options to each of the named executive officers in 2009.

The Company confirms that Dr. Gill did not receive an option award during fiscal 2009. Rather, the amount disclosed in the summary compensation table is intended to reflect the compensation cost recognized by the Company for financial statement reporting purposes with respect to fiscal 2009 in accordance with the provisions of FASB ASC Topic 718, Compensation—Stock Compensation. The Company has revised footnote 2 to the summary compensation table to clarify this disclosure. Please see the revised disclosure on page 85.

The Company did not grant any share options to its named executive officers during fiscal 2009 because of the limited number of shares available for grant under its 1999 Share Option Plan and the pending approval of the 2010 Performance Incentive Plan.

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

Incentive Compensation Plans, page 87

19.	We note your discussion of the 2010 Performance Incentive Plan for which you intend to obtain board and shareholder approval prior to completion of the offering. If this plan is approved prior to the effective date of this registration statement, include the plan as an exhibit to this registration statement.

The Company advises the Staff that it intends to file the 2010 Performance Incentive Plan with a future amendment to the Registration Statement.

Principal and Selling Shareholders, page 99

20.	Please tell us in your response letter whether any of the selling shareholders are broker dealers or affiliates of a broker dealer. If any selling security holders are broker-dealers or affiliates of broker-dealers, tell us how they acquired their shares. For each broker-dealer affiliate, disclose whether it purchased the company’s securities in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company advises the Staff that none of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Exhibits

21.	We note that you have omitted Exhibit A to the employment agreement filed as Exhibit 10.3.1 to your registration statement. Please file this exhibit with your next amendment.

The Company has re-filed a complete copy of Exhibit 10.3.1 with Amendment No. 1. The Company also supplementally advises the Staff that Exhibit A to such exhibit references the Executive Bonus Plan that was terminated during the quarter ended March 27, 2009, with no further participation or benefits thereafter.

22.	Please file all material contracts upon which your business is substantially dependent as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, including, as applicable contracts with your significant customers, suppliers and related parties. If you believe the filing of these agreements is not required, please provide a supporting analysis in your response letter.

The Company advises the Staff that all of its agreements with customers are standard agreements containing basic provisions relating to pricing, consignment of a customer’s unique production equipment to the Company, sharing benefits from cost-savings, forecasts of demand requirements, and allocation of liability for excess and obsolete inventory. Pursuant to these agreements, the Company generally is

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

required to purchase materials, which may include long lead-time materials, to meet the stated demands of its customers. After procuring materials, the Company manufactures products for customers based on purchase orders that contain terms regarding quantity, delivery location and delivery dates and require the customer to purchase from the Company any finished goods that have been manufactured as a result of purchase orders. However, none of the customer agreements require the Company’s customers to submit purchase orders for any minimum amount or to meet any minimum volume commitment to buy any products. Customers may ultimately choose not to submit any purchase orders for the manufacture of products, in which case those customers would generally only be responsible for reimbursing the Company for the cost of materials procured on their behalf, if any. If customers cease submitting purchase orders for products after a certain period of volume production, they may do so, subject generally to their purchase of the products that the Company has manufactured for them to date and reimbursement for the cost of materials procured on their behalf for unfinished products. Therefore, because the agreements only set forth the terms to which a sale will be subject if and when a customer places a purchase order with the Company, the Company does not believe that any of its customer agreements should be filed as an exhibit to the Registration Statement since they are ordinary course agreements upon which the Company’s business is not substantially dependent.

With respect to suppliers, while the Company depends on its suppliers for raw materials to manufacture products, the Company does not maintain long-term guaranteed supply agreements with them. The Company generally purchases inventory and materials from its suppliers through purchase order forms that contain the basic purchase terms (e.g., product specifications, quantity, price, delivery arrangements and allocation of liability) or vendor managed inventory arrangements for common electronic components. Therefore, the Company does not have supplier contracts on which it is substantially dependent or for which it may be subject to material liability.

In addition, the Company confirms that it will file all material contracts with related parties as soon as practicable.

* * * * *

Securities and Exchange Commission

Re: Fabrinet

December 28, 2009

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Karen Dreyfus (650/849-3260) or Nate Gallon (650/565-3591). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Ms. Dreyfus at 650/493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Nate P. Gallon

Nate P. Gallon

cc:	Mark Schwartz

Karen K. Dreyfus

James C. Lin